Exhibit 99.1

Golden Star Provides an Update on Analyst And Investor Site Visit to Prestea Underground

TORONTO, Nov. 12, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") provides a non-material update on its Prestea Underground Gold Mine ("Prestea Underground") in Ghana.

As previously announced, Golden Star had planned to host an analyst and investor visit to Prestea Underground on November 9, 2018.  However the Company made the decision to cancel the underground tour of the West Reef mining area of Prestea Underground due to flooding in another area of the mine.  Golden Star is committed to delivering the highest standards of safety for its employees and visitors.

The Central Shaft, which provides the primary access to Prestea Underground, and the West Reef active mining area were unaffected.  However one of the tunnels close to the Bondaye shaft, which is 4 kilometres away from the Central Shaft and provides access to the secondary egress (escape route) for Prestea Underground, had become flooded.  This was due to a pumping system failure on 9 Level, following a period of very heavy rainfall.  As a result, Golden Star took the decision to suspend production until the secondary egress became accessible again.

During the day on Friday November 10, 2018 the pumping system was fixed and the water level began to recede.  The secondary egress is now accessible so production is expected to resume later today.  The loss of approximately five days of production from Prestea Underground is not material and the Prestea processing plant continued to process open pit stockpiles at a rate of 4,000 tonnes per day.  The Prestea Complex remains on track to achieve its full year 2018 gold production and cash operating cost per ounce guidance.

The Wassa Underground Gold Mine ("Wassa Underground") was unaffected by the heavy rainfall and the investor and analyst visit went ahead as planned on Thursday November 8, 2018.

Company Profile:

Golden Star is an established, African focused gold producer that owns and operates the Wassa and Prestea mines in Ghana. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, the Company's objective is to grow into a best-in-class, mid-tier gold producer.  Golden Star aims to expand its production profile through the exploration and development of its existing mines, particularly Wassa, and through the acquisition of additional mines. Gold production guidance for 2018 is 225,000-235,000 ounces at a cash operating cost per ounce of $790-830.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include, but are not limited to, statements and information regarding: the recommencement of production from Prestea Underground later today; the ability of Golden Star to achieve its full year 2018 guidance in terms of gold production and cash operating cost per ounce. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2017.  Additional factors are also included in our annual information form for the year ended December 31, 2017 which is filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

View original content:http://www.prnewswire.com/news-releases/golden-star-provides-an-update-on-analyst-and-investor-site-visit-to-prestea-underground-300748209.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/November2018/12/c3531.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 08:15e 12-NOV-18